Mail Stop 3561

September 13, 2006

Via U.S. Mail

Harold E. Rolfe, Esq.
Senior Vice President,
General Counsel and Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

Re: Hertz Global Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 25, 2006
File No. 333-135782

Dear Mr. Rolfe,

        We have reviewed your responses to the comments in our letter dated August 11, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Front Cover Page

1. We note that you have added four underwriters to the cover of your prospectus, bringing the number of named underwriters to nine. Please revise to identify only the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.

Summary

Our Segments, page 1

2. While we note the revisions you have made in response to prior comment 4, please also expand your table of key facts to include your net income/loss information for the fiscal year ended December 31, 2005 and the six months ended June 30, 2006.

3. We reissue prior comment 5, in part. The materials you have provided in support of your statements regarding certain key facts about your business seem to indicate that Enterprise may be a larger car rental brand than Hertz, based on revenues.

Accordingly, please either provide us with additional materials or revise to indicate, where you have not already done so, that it is your <u>belief</u> that you are the largest worldwide general use car rental brand. For example, the statement in the table of key facts should be revised.

Our Markets, page 2

4. We note your response to prior comment 6 and reissue it, in part. If the industry information you attribute to third parties is not publicly available for free or for a nominal cost, please either attach a consent from each third party you reference or revise to attribute the statement to the company, based on its own research. See Rule 436 of Regulation C. For any third party sources that are available for what you believe is a nominal cost, please quantify the cost in your response.

Principal and Selling Stockholders, page 7

5. We note your response to prior comment 7 and reissue it, in part.   Please clearly disclose in this section the aggregate amount of the investment the sponsors made in connection with the acquisition and refinancing transactions, the aggregate amount of funds they have received so far (including dividends, consulting fees and any other amounts received from the company or its affiliates), the estimated amount they will receive as selling shareholders and the value of their remaining ownership interest based on the offering price of the company's stock. Also, please avoid cross-references in the forepart of the prospectus.

6. We note your response to prior comment 8 and reissue it, in part. Please briefly discuss the material terms of this agreement in the summary section, including the fact that your sponsors will have the ability to nominate a majority of the board following the offering.

Summary Historical and Unaudited Pro Forma Financial Data, page 11

7. Please expand your disclosure here and in other sections of your filing where you present combined financial statements to indicate that the presentation of the combined financial statements is not in accordance with GAAP.

8. We have reviewed your response to our prior comment numbers 10 and 13, as well as, the amended disclosures provided in footnote (g) to your "Summary Historical and Unaudited Pro Forma Financial Data" table. However, we do not believe that you have adequately explained why the presentation of EBITDA or Pro Forma Corporate EBITDA on a segment basis is useful to investors. We note that the presentation of EBITDA and Pro Forma Corporate EBITDA on a segment basis would appear to reflect their use as performance measures. However, it appears that segment "Income (loss) before income taxes and minority interest," as

presented in Note 11 to your financial statements, would be an appropriate measure of segment operating performance, as that measure is computed in accordance with GAAP. Furthermore, we do not consider management's internal uses of EBITDA and Pro Forma Corporate EBITDA computed on a segment basis to be evidence of its usefulness to investors. Based upon the aforementioned reasons, please discontinue the presentation of EBITDA and Pro Forma Corporate EBITDA on a segment basis.

9. We have reviewed your response to our prior comment numbers 11 and 13. However, we do not believe that you have fully addressed the concerns raised in our prior comments. Although we note that you are not subject to the financial covenants of your senior credit facilities until the four-quarter period ending September 30, 2006, we believe that you should disclose your covenant ratios, as computed using your Pro Forma Corporate EBITDA and your results of operations for the latest four quarters, so that your investors can more adequately assess your ability to continue to comply with your debt covenants in future periods.

10. We have reviewed your response to our prior comment number 14. However, we do not believe that your expanded disclosures provide substantive evidence of the usefulness of the presentation of "Net corporate debt" to your investors. Furthermore, to the extent that investors believe that your "Net corporate debt" balance is useful for their personal analysis, we believe that the measure is determinable based upon disclosures included in the "Debt" footnote to your financial statements. As such, discontinue the presentation of the non-GAAP measure in your registration statement. Alternatively, please disclose in detail why the portion of your debt that is not collateralized by your fleet is an important measure to your investors – specifically discussing any additional insight that the measure provides regarding your company's financial condition and/or results of operations.

Risk Factors, page 23

11. We note the disclosure you have added on page 162 regarding corporate opportunities. Please provide a separate risk factor discussing the material risks this arrangement poses to investors.

We face risks related to decreased acquisition or disposition of cars through repurchase and guaranteed depreciation programs, page 25

12. We note that you expect the percentage of your car rental fleet subject to repurchase or guaranteed depreciation programs to decrease substantially. If you believe this will have a material effect on your results of operations, please provide quantified information regarding the estimated magnitude of the effect in order to put the risk in context for investors.

A significant portion of our outstanding indebtedness is secured by substantially all of our consolidated assets, page 35

13. We note that substantially all of your consolidated assets are pledged as collateral under the Senior Credit Facilities and U.S. and International Fleet Debt Facilities. Please discuss any material impacts this may have on your financial flexibility and the investment grade of your securities.

Use of Proceeds, page 45

14. We note from your revised risk factor disclosure that affiliates of several underwriters in addition to Merrill Lynch are lenders under the Hertz Holdings Loan Facility. Please revise the last sentence of this section to name these additional underwriters.

Dilution, page 48

15. We have reviewed your response and amended disclosures relating to our prior comment number 25. However, we do not believe that you have fully addressed the concerns raised in our prior comment. We note that in response to our prior comment, you have substituted the disclosure of pro forma net tangible book value (in total and on a per share basis) for the disclosure of net tangible book value per share as of your latest balance sheet date. However, we believe that you should separately disclose (in total and on a per share basis) both i) your net tangible book value as of your latest balance sheet date and ii) your pro forma net tangible book value, giving effect to events occurring subsequent to your latest balance sheet date. Please revise your disclosure accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 56

16. We have reviewed your response to prior comment 28, however, we continue to believe that adjustment 2(b) does not meet the preparation requirements of Rule 11-02(b)(6) of Regulation S-X because the transaction gains and losses are directly attributable to changes in exchanges rates, and not the acquisition. You may disclose in the notes the amount of transaction gains and losses that were not included in a pro forma adjustment. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Like-Kind Exchange Program, page 85

17. Please refer to prior comments 32 and 33. Explain to us with specificity the "form" of your like-kind exchange programs. As part of your response, provide us actual examples of significant like-kind exchanges that occurred during 2006. In addition, in light of the fact that your like-kind exchange programs involve actual monetary sales and purchases of such vehicles and equipment, explain to us in detail both (1) how the program will qualify as tax-deferred "like-kind exchanges" pursuant to section 1031 of the Internal Revenue Code and (2) why the program is expected to result in a material deferral of federal and state income taxes.

Hertz Holdings Stock Incentive Plan, page 87

18. We have reviewed your response to our prior comment number 52. Please note that we will revisit your response at the time that a range of offering prices is included in your registration statement.

Controls and Procedures, page 89

19. Please revise this section to clarify that you are not an accelerated filer and are therefore not required to establish and maintain internal control over financial reporting under Rule 13a-15(f).

Underwriting, page 170

20. Please disclose that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering for resale.

Financial Statements for the Period Ended June 30, 2006

Notes to Condensed Consolidated Financial Statements

Note 9 – Hertz Holdings Stock Incentive Plan, page F-22

21. We have reviewed your response to our prior comment number 55, as well as, your disclosures included in Note 9 to your financial statements for the period ended June 30, 2006. However, we are unclear as to how the incremental stock compensation cost resulting from the modification of the exercise price of your stock options has been computed. In this regard, we note that aggregate weighted average grant date fair value of the approximately 14 million options issued during the second quarter of fiscal year 2006 was approximately $75.2 million. We note further that the value of the options was calculated based upon a weighted average

exercise price of $10.86 per share, which estimated the fair value of your underlying common stock. However, it appears that the reduction of the exercise prices of your options by $4.32 only resulted in an aggregate incremental increase to the valuation of your options of approximately $14 million. Given that your common stock was fair valued by an independent valuation specialist at $11.60 on June 30, 2006, it appears that the modification to the exercise price of your options would have placed your options significantly in-the-money. Therefore, it appears that the modification to your options should have more significantly impacted the future compensation cost to be recognized with regard to the options. As such, please explain in detail how the impact of the modification to your options was computed.

Note 12 – Related Party Transactions

Relationship with Hertz Investors, Inc. and the Sponsors

Consulting Agreements, page F-25

22. We note from your disclosure that upon completion of your public offering, you anticipate that your consulting agreements held with each of your Sponsors will be terminated for aggregate fees of $15 million. As the Sponsors are your Company's principal shareholders immediately prior to your offering, we believe that your payment of $15 million to terminate the consulting agreements with the Sponsors is analogous to a distribution of capital or a dividend that would be accounted for in accordance with SAB Topic 1:B:3. As such, please present a pro forma balance sheet and pro forma earnings per share disclosures which give effect to the termination payments. The pro forma balance sheet and earnings per share disclosures should be included on the face of your financial statements.

23. Please discuss in the note the changes in facts and circumstances that caused you to anticipate that the consulting agreements will be terminated. In addition, disclose the significant terms of the consulting agreements, including their duration and the gross amount that was required to be paid out under them.

Note 15 – Subsequent Events, page F-29

24. We note from your disclosure that Mr. Frissora purchased shares of your common stock in July of 2006 at a price of $5.68 per share, which is below the fair value of your common stock on June 30, 2006, as computed by an independent valuation specialist. Furthermore, as the shares purchased by Mr. Frissora were issued in connection with his employment agreement, it appears that there may not be a requisite service period over which Mr. Frissora's shares are to be earned. As such, please tell us and disclose in MD&A i) the amount of compensation expense which you intend to recognize in relation to the shares purchased by Mr. Frissora, ii) the

period over which you intend to recognize the compensation expense, and iii) the basis for your conclusion. Your response should also describe the repurchase rights that are effective upon the termination of Mr. Frissora, and whether such rights will impact your accounting treatment.

Financial Statements for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-33

25. We have reviewed your response to our prior comment number 39. However, we do not believe that your proposed amended disclosures fully comply with the requirements of SAB Topic 1:B:3. While you have confirmed that pro forma earnings per share computed in accordance with SAB Topic 1:B:3 will be included in your "Summary Historical and Unaudited Pro Forma Data" table and your "Selected Historical Consolidated Financial Data" table, we note that your computation of pro forma earnings per share should also be presented on the face of your consolidated statements of operations for the latest fiscal year and interim period. Furthermore, you should reconcile net income to your pro forma earnings per share computation in a footnote to your financial statements. Please revise your disclosures accordingly.

26. In addition, we note that note (f) to your "Summary Historical and Unaudited Pro Forma Financial Data" table does not appear to accurately describe the reason for the presentation of your pro forma earnings per share data. Please revise your footnote to indicate that your pro forma earnings per share data gives effect to the number of shares issued through your offering whose proceeds are being used to fund the Hertz Holdings Dividend. Footnote (g) to your "Selected Historical Consolidated Data" table should be similarly revised.

Notes to Consolidated Financial Statements

General

27. We have reviewed your response to our prior comment number 41 and 42. However, we do not believe that you have fully addressed the concerns raised in our prior comments. We note that you have disclosed extensively throughout your registration statement that your ability to pay dividends to the holders of your common stock is restricted by certain debt agreements. However, we also note that on June 30, 2006, you paid a a special dividend of approximately $999.2 million in the aggregate to its common stockholders. As such, we believe your disclosures in the footnotes to your financial statements should be expanded to discuss i) the circumstances under which the restrictions on your ability to pay dividends to your shareholders apply, ii) the most pertinent provisions that influence your ability to pay dividends to your share holders (e.g. specific debt covenants, financial ratios,

etc.), and iii) any specific limitations on the aggregate amount of dividends that may be paid to your shareholders. Please revise your disclosures, accordingly. Refer to the requirements of Rule 4-08(e) of Regulation S-X.

Note 9 – Taxes on Income, page F-67

28. Based upon your response to our prior comment number 45, we note that the amounts of the current and deferred federal tax expense/(benefit) that you recognized during the period ending December 21, 2005 differed materially from the amount of the current and deferred federal tax expense that your recognized for the periods ended December 31, 2003 and December 31, 2004, primarily because of the inability to recognize bonus depreciation for assets placed in service after January 1, 2005, as previously allowed by Section 168(k) of the Internal Revenue Code. Given that the unavailability of the bonus depreciation tax provisions of Section 168(k) of the Internal Revenue Code will significantly decrease the amount of depreciation that can be recognized for tax purposes, please tell us whether the amount of your cash taxes paid, as well as, your liquidity will be impacted by the unavailability of the bonus depreciation provisions. To the extent that your cash taxes to be paid in future periods can be expected to increase, please discuss the expected trend in the "Liquidity and Capital Resources" section of your MD&A.

Note 11 – Segment Information, page F-71

29. We have reviewed your response to our prior comment number 47. However, we do not concur with your conclusion that you have disclosed revenues for each group of products and service offerings in accordance with paragraph 37 of SFAS No. 131. While we acknowledge that revenues attributable to fueling of vehicles, the sale of loss or collision waivers, and the sale of liability insurance are only generated in connection with either a car rental or equipment rental transaction, we note that each of the aforementioned ancillary products or services is sold i) in addition to the rental service and ii) more importantly, at the option of your customers. As your customers are not required to accept your ancillary products, and therefore, the amount of revenues generated from such products can differ from period-to-period, we continue to believe that you should separately quantify your revenues generated from each of your ancillary products and services in accordance with paragraph 37 of SFAS No. 131. Please revise your disclosure accordingly.

Note 12 – Litigation and Guarantees, page F-74

30. We have reviewed your response to prior comment 49, however, we believe you have provided no substantive analysis to support your conclusion that the probabilities of an actual payout are very low. For example, you rely in part on the fact that you have never been required to pay out any indemnifications in the past. But there appears to be little similarity between your current and historical

agreements due to the enormity of (i) your current offering, (ii) your recent dividend to each of the Sponsors, and (iii) your Company's leverage. Accordingly, please provide us a present value analysis, including detailed support for all significant assumptions, to support your conclusion that the probabilities of an actual payout are very low. In addition, please significantly expand your disclosure to both (i) describe the significant terms of your indemnification agreements and (ii) explain and identify all significant assumptions underlying your present value analysis.

31. In addition, it does not appear that you have expanded your disclosure in Note 12 to your financial statements to discuss the accounting treatment of your guarantees or to provide the disclosures required by paragraphs 13(b) and 13(c) of FIN 45. Please revise your disclosures, accordingly.

Note 15 – Related Party Transactions

Indemnification Agreements, page F-78

32. We have reviewed your response to prior comment 51. However, we do not believe you have sufficiently analyzed the $75 million under paragraphs 24 and A8 of SFAS 141 to support its capitalization as a direct cost of the business combination. According to paragraph A8, internal costs associated with a business combination shall be expensed as incurred. This would include all internal costs incurred by an accounting acquirer, or in your case, the Management Companies. While we note that you consider the Management Companies and Investment Funds to be entities having accounting recognition and substance separate from the Company, in part, because the Investment Funds themselves are limited partnerships and have multiple investors unaffiliated with the Sponsors, you have not presented any persuasive reason for these entities to be considered separate so that amounts paid to them would be considered per se "out of pocket." Accordingly, please revise your accounting to expense any items that would not be considered out-of pocket or incremental in accordance with paragraph A8.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Steven J. Slutzky, Esq.
        Debevoise & Plimpton LLP
        via facsimile: (212) 909-6836